Grom Social Enterprises, Inc.

2060 NW Boca Raton Blvd., #6

Boca Raton, Florida 33431

January 3, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Attention: Aliya Ishmukhamedova

Re:	Grom Social Enterprises, Inc.
Registration Statement on Form S-1
File No. 333-276285
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Ishmukhamedova:

I hope this letter finds you well.

Grom Social Enterprises, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-276285), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 3:00 p.m. Eastern time on Friday, January 6, 2024 or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Soyoung Lee, Lucosky Brookman at (917) 445-1199 and that such effectiveness also be confirmed in writing.

[Remainder of page intentionally left blank]

Sincerely yours,

By:	/s/ Darren Marks
Darren Marks
Chief Executive Officer

cc: Lucosky Brookman, LLP

Soyoung Lee

[Signature Page to Company Acceleration Request]